Exhibit 99.3

URANIUM ROYALTY CORP.

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

1.	Name of the Parties to the Transaction

Uranium Royalty Corp. (the “Company”)

Uranium Royalty Corp., a Delaware company (“New URC”)

OMF II Onshore Gamma Holdings LLC

OMF II Intermediate Holdings LLC

OMF III Onshore Gamma Holdings LLC

OMF Onshore Omega Holdings LLC

OMF Co-Fund II Holdings LLC

OMF II Onshore Alpha Holdings LLC

OMF II Onshore Beta Holdings LLC

OMF III Onshore Alpha Holdings LLC

OMF III Onshore Beta Holdings LLC

OMF III Intermediate Holdings LLC

Orion Mine Finance GP III LP (collectively, the “Orion Sellers”)

HRG Metals LP (“OTPP”)

(the Orion Sellers and OTPP, collectively, the “Sweetwater Investors”)

2.	Description of the Transaction

On April 16, 2026, the Company entered into an Arrangement Agreement (as amended or otherwise modified from time to time, the “Arrangement Agreement”) with the Sweetwater Investors, pursuant to which, among other things, the Company agreed to acquire the Sweetwater Investors’ approximately 92% interest in certain entities holding trona royalty assets and landholdings in Wyoming, Utah and Colorado, United States (the “Sweetwater Entities”).

The transaction was completed on July 27, 2026 by way of a statutory plan of arrangement (the “Transaction”) under section 192 of the Canada Business Corporations Act, resulting in the combination of the Company and the Sweetwater Entities under New URC, which is the publicly traded parent of the combined group and listed solely on Nasdaq. Pursuant to the Transaction, an indirect wholly-owned subsidiary of New URC (“ExchangeCo”), acquired all of the issued and outstanding URC Shares, and New URC continues the operations of the Company and the Sweetwater Entities on a combined basis under the name “Uranium Royalty Corp.”.

Under the terms of the Arrangement Agreement, among other things, each shareholder of the Company (each, a “Shareholder”), other than those who elected to receive Exchangeable Shares (as defined below), received one share of common stock of New URC (a “New URC Share”) for each common share of the Company (each, a “URC Share”) held. Certain eligible Canadian Shareholders were entitled to elect, in respect of all or a portion of their URC Shares, to receive exchangeable shares of a Canadian subsidiary of New URC (the “Exchangeable Shares”) in lieu of New URC Shares, on a one-for-one basis. Each Exchangeable Share is exchangeable at the election of the holder (if not otherwise redeemed by New URC or its affiliates in accordance with the exchangeable share terms) for one New URC Share (subject to customary adjustments) in accordance with the terms of the Arrangement Agreement and the exchangeable share terms.

As consideration for the acquisition of the Sweetwater Investors’ approximately 92% interest in the Sweetwater Entities, the Sweetwater Investors received aggregate consideration of approximately US$1.14 billion, consisting of approximately US$330 million in cash and 223,252,749 New URC Shares at a deemed value of US$3.64 per share, subject to adjustment in accordance with the Arrangement Agreement. Following completion of the Transaction, existing Shareholders, the Orion Sellers and OTPP hold approximately 41%, 43% and 16%, respectively, of New URC on a fully diluted basis.

The Transaction was approved by the Shareholders at a special meeting of the Company held on July 20, 2026 and by the Supreme Court of British Columbia pursuant to the final order granted on July 24, 2026.

Further details regarding the Transaction are set out in the Company’s management information circular dated June 19, 2026 and the Company’s news releases dated April 16, 2026 and July 27, 2026, copies of which are available under the Company’s issuer profile on SEDAR at www.sedar.com.

3.	Effective Date of the Transaction

July 27, 2026.

4.	Names of Each Party that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

The Company will cease to be a reporting issuer in Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Northwest Territories and Nunavut. The continuing entities are New URC and ExchangeCo.

DATED the 27th day of July, 2026.